DOGWORX HOUSTON INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED
SEPTEMBER 15, 2021

WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
DOGWORX HOUSTON INC.

We have audited the accompanying financial statements of DOGWORX HOUSTON INC. (a corporation organized in Texas) (The " Company"), which comprise the balance sheet as of September 15, 2021, and the related statements of operations, shareholder equity, and cash flows for the inception period of August 25, 2021 through September 15, 2021 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible of the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this include the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

We completed our audit according to the auditing standards set out by Generally Accepted Accounting Principles (GAAP) in the United States. Based on this audit, we have obtained reasonable assurance that the above noted financial statements are free of material misstatement.

As part of our audit, we examined and tested evidence supporting the figures contained in the financial statements. We also assessed the accounting principles and estimates used by the company in preparing their financial statements. This audit formed the basis of our opinion, stated below.

Accountants' Conclusion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of September 15, 2021 and the results of its operations, shareholder equity and its cash flows for the inception period of August 25, 2021 through September 15, 2021 in accordance with accounting principles generally accepted in the United states of America

Going Concern
The accompanying financial statements have been prepared assuming that the company will continue as a going concern. Management's evaluation of the events and conditions and management's plan regarding these matters are also described in the notes of the financial statements. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Gabriel Blanco, CPA

Lic# AC47901CPA
CEO, Real Accounting Solution LLC
Miami, Florida September 27th, 2021

DOGWORX HOUSTON INC.

BALANCE SHEET

SEPTEMBER 15, 2021

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	5,000
TOTAL CURRENT ASSETS		5,000
PROPERTY AND EQUIPMENT		
Property and equipment, net		14,098,874
OTHER ASSETS		
Intangible assets, net		3,112,049
TOTAL ASSETS	$	17,215,923

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Short-term loans		1,305,000
TOTAL CURRENT LIABILITIES		1,305,000
TOTAL LIABILITIES		1,305,000
SHAREHOLDERS' EQUITY		
Common stock, authorized 10,000,000 shares, 7,100,000 shares issued and outstanding		
Preferred stock, authorized 3,000,000 shares, 1,000,000 shares issued and outstanding		
TOTAL SHAREHOLDERS' EQUITY	$	15,910,923
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	17,215,923

See independent Auditor's report and accompanying notes to financial statement

DOGWORX HOUSTON INC.

STATEMENT OF INCOME
SEPTEMBER 15, 2021

REVENUES	$	0
COST OF GOODS SOLD	$	0
GROSS PROFIT	$	0
OPERATING EXPENSES	$	0
TOTAL OPERATING EXPENSES	$	0
NET OPERATING LOSS	$	0
OTHER INCOME/(EXPENSE)	$	(1,305,000)
NET INCOME (LOSS)	$	0
OTHER COMPREHENSIVE INCOME/(LOSS)	$	0
TOTAL COMPREHENSIVE LOSS	$	(1,305,000)

See independent Auditor's report and accompanying notes to financial statement

DOGWORX HOUSTON INC.

STATEMENT OF CASH FLOWS

For the period of August 15, 2021 (inception) through September 15, 2021

See Auditor's Report and Notes to the Financial Statements

		8-25-21 through 9-15-21
Cash Flows From Operating Activities		0
Net income (Loss)		
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Changes in operating assets and liabilities:	$	(1,305,000)
Net Cash Used In Operating Activities	$	(1,305,000)
Cash Flows From Investing Activities		
None		0
Net Cash Used In Investing Activities		0
Cash Flows From Financing Activities		
Proceeds from the issuance of shares		0
Proceeds from advance deposits		0
Proceeds from short-term related party loan	$	1,305,000
Net Cash Provided By Financing Activities	$	1,305,000
Net Change In Cash		0
Cash at Beginning of Period	$	5,000
Cash at End of Period	$	5,000

DOGWORX HOUSTON INC.

STATEMENT OF OPERATIONS

For the period of August 15, 2021 (inception) through September 15, 2021

See Auditor's Report and Notes to the Financial Statements

		8-25-21 through 9-15-21
Revenues, net		$0
Operating Expenses:		0
General and administrative		0
Organizational costs		0
Sales and marketing		0
Total Operating Expenses		0
Other Income/(Loss)		
Predevelopment Expenses	$	(1,305,000)
Net Income (Loss)	$	(1,305,000)
Earnings per share, basic	$	(0.16)
Earnings per share, diluted	$	(0.16)

DOGWORX HOUSTON INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the period of August 15, 2021 (inception) through September 15, 2021
See Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock			
	# Shares	Amount	# Shares	Amount	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
Beginning Balance as of August 25,2021	**0**	**$0**	**0**	**$0**	**$0**	**$0**
Initial share issuances to founders						
Michael Lester	5,800,000	$ 2,117,049				$ 2,117,049
George Zurenda	1,000,000	$ 1,000,000				$ 1,000,000
GreenTower Development LLC			1,000,000	$ 14,098,874		$ 14,098,874
Additional share issuances						
Lee Mendez	300,000	0				0
Net Income (Loss)						
Predevelopment Expenses					$ (1,305,000)	$ (1,305,000)
Ending Balance as of September 15,2021	**7,100,000**	**$ 3,117,049**	**1,000,000**	**$ 14,098,874**	**$ (1,305,000)**	**$ 15,910,923**

See independent Auditor's report and accompanying notes to financial statement

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations the "Company". The financial statement only includes information from inception (August 25, 2021) through September 15, 2021.

DOGWORX HOUSTON INC. was incorporated in the State of Texas on August 25, 2021.

Green Tower Development has spent the last three years developing the DogWorx Brand which encompasses a service and product targeted to the socio demographic and economic trends in pet care, employment, commercial real estate and the impact of millennials coming of age. DogWorx seeks to capture the Work-Live-Play concept specifically targeted to urban pet owners by creating a single space with the following components: Pet Daycare, Pet Boarding, Veterinary Clinic, Co-Working, Dog Park, Training Academy, Pet Grooming, Event Center, Café & Bar.

The DogWorx concept was originally created in 2017 by Michael Lester and Green Tower Development. The development of the brand, products, purchase of the property and design of buildings was funded by them. All trademarks, material and properties have been contributed to DOGWORX HOUSTON INC.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of September 15, 2021, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of SEPTEMBER 15, 2021, the Company has no allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. As of SEPTEMBER 15, 2021, there is no balance of inventory related to finished goods and no balance related to work in progress.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company audits the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company will sustain net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Texas.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company no revenue from inception of August 25, 2021, through SEPTEMBER 15, 2021.

Warranty Reserve
The product contracts entered into generally provide a one-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.
The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following on SEPTEMBER 15, 2021:

Property and equipment at cost:	
Total	$ 17,215,923

4. Loans Payable – Related Parties

The Company has received a loan from Green Tower Development, a related party of the Company valued at $1,305,000 as of SEPTEMBER 15, 2021. The loan was taken to repay for predevelopment expenses. Terms 6% APR, no minimum monthly payment 9-01-26 maturity date.

5. Equity

Common & Preferred Stock
Under the restated articles of incorporation, the total number of shares of stock that the Corporation shall have authority to issue is thirteen million (13,000,000), consisting of ten million (10,000,000) shares Common Stock, three million (3,000,000) shares Preferred Stock, both $0.01 par value per share. As of SEPTEMBER 15, 2021, 8,100,000 shares have been issued and are outstanding. 7,100,000 Common Shares and 1,000,000 Preferred Shares.

Equity Based Compensation
The Company will issue equity-based compensation stock options to current and future employees and key suppliers. Terms have not been finalized by the board.
Subject to Participant continuing to be a Service Provider through such time.

6. Subsequent Events

The Company will be launching Reg CF and Reg D offerings.
The Company is projected to spend 8.5M over the next 18 months for construction and operations of the Houston DogWorx location.
Green Tower Development has pledged to the Company up to 12 months of operating expenses as a loan. Terms, 6% APR, no minimum monthly payments, 60 month maturity date.
The Company will seek a construction/ permanent real estate loan in the next 180 days.